Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR

February 20, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Biofrontera Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-276535

Dear Mr. Edwards:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Biofrontera Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-276535), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2024, be withdrawn, effective as of the date hereof.

The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement, and hereby confirms that no securities registered under the Registration Statement have been sold. The Registration Statement has not been declared effective. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Stephen Older at McGuireWoods LLP, at (212) 548-2122, or in his absence Andrew Terjesen at (704) 343-2024, if you have any other questions or concerns regarding this matter.

Very truly yours,

Biofrontera Inc.

/s/ E. Fred Leffler, III
Name:	E. Fred Leffler, III
Title:	Chief Financial Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA

Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera-us.com